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SECURIT [redacted] 13010737

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FEB 27 2013

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Institutional Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 Elm Street, Suite 3900
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim R. Hall — (214) 720-0055 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DD 3/20/13

OATH OR AFFIRMATION

We, Kristi P. Wetherington and Tim R. Hall, affirm that, to the best of our knowledge and belief the accompanying financial statement and supplemental schedules pertaining to the firm of Capital Institutional Services, Inc., as of December 31, 2012, are true and correct and such financial statements and supplemental schedules will be promptly made available to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer and President
Title

Signature

Chief Financial Officer and Treasurer
Title

JUDY L. SULLIVAN
Notary Public, State of Texas
My Commission Expires
July 19, 2014

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Shareholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

CAPITAL INSTITUTIONAL SERVICES, INC.

December 31, 2012

Statement of Financial Condition

CF ACCOUNTANTS CONSULTANTS

CAPITAL INSTITUTIONAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2012

CAPITAL INSTITUTIONAL SERVICES, INC.

Table of Contents

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Capital Institutional Services, Inc.
Dallas, Texas

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Institutional Services, Inc. as of December 31, 2012, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Capital Institutional Services, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
February 19, 2013

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

CAPITAL INSTITUTIONAL SERVICES, INC.
Statement of Financial Condition
December 31, 2012

ASSETS

Assets	
Cash	$ 124,712
Cash segregated under federal regulations	1,827,700
Short-term investments	20,338,062
Investments	1,065,127
Receivables from brokers and dealers	459,256
Deferred research costs, net	1,445,147
Furniture and equipment, at cost, less accumulated depreciation of $2,669,334	1,802,702
Other assets	2,829,330
Total Assets	**$ 29,892,036**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 3,101,449
Accrued commissions and bonus	558,813
Accrued research services	7,164,376
Accrued state income taxes	32,724
Total Liabilities	10,857,362
Commitments and contingencies	
Shareholders' Equity	
Voting common stock, $0.01 par value, 1,000,000 shares authorized, 20,842 shares issued and outstanding	208
Non-voting common stock, $0.01 par value, 9,000,000 shares authorized, 187,578 shares issued and outstanding	1,876
Additional paid in capital	27,355
Retained earnings	19,005,235
Total Shareholders' Equity	19,034,674
Total Liabilities and Shareholders' Equity	**$ 29,892,036**

CAPITAL INSTITUTIONAL SERVICES, INC.
Notes to Financial Statement
December 31, 2012

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Capital Institutional Services, Inc. (the "Company") is a securities broker/dealer and is a member firm of the New York Stock Exchange and other principal exchanges. The Company executes debt and equity transactions for domestic and international investment advisors, money managers and plan sponsors (the "Money Managers"). The Company transacts business out of its office in Dallas, Texas.

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and, disclosure of assets and liabilities at the date of the financial statements. Actual results may differ from these estimates.

Research Credit

The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions from the Money Managers at a negotiated commission rate. As an incentive to use the Company's facilities for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the frequency of use of its facilities.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of Research Credit. As the Company acts as an agent in these transactions, it records expenses on a net basis within commission revenue on the statement of income. It is understood by the Money Managers and the Company that Research Credit is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company or another broker dealer. Accordingly, management does not consider Research Credit to be a financial instrument. The accumulated Research Credit of Money Managers is reduced when the Company provides third-party research at the request of such Money Managers.

Amounts relating to Money Managers with a positive Research Credit balance are reflected in the accompanying statement of financial condition as accrued research services. Such amounts represent the estimated third-party research services to be provided to Money Managers from whom the Company has earned commissions for execution of brokerage transactions. Amounts relating to Money Managers with a negative Research Credit balance are reflected in the accompanying statement of financial condition as deferred research costs. Such amounts represent the amount of research services paid on behalf of Money Managers for which future commissions are expected to be received.

The reserve for uncollectible negative Research Credit balances is determined using a method which approximates net realizable value.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

Commission Rebate

The Company provides a commission rebate program to Plan Sponsors whereby a portion of the commissions associated with trades executed on their behalf are rebated back to the plan. Plan Sponsors may also make payments to vendors to offset certain plan expenses.

Securities Transactions

Securities transactions are normally recorded on a settlement date basis, generally the third business day following the transaction date, which is not materially different than on a trade-date basis.

Fair Value of Financial Instruments

The carrying amount of cash and short-term investments approximates fair value due to the short maturity of those instruments. Investments are carried at fair value which is estimated based on quoted market prices for those or similar instruments (see Note 5).

Furniture and Equipment

Furniture and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Proprietary Accounts of Introducing Brokers

Proprietary accounts held at clearing brokers ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and it's clearing brokers which requires, among other things, for the clearing brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

Common Stock

The Company has voting and non-voting classes of common stock. Both classes of common stock are treated equally with respect to the declaration and payment of dividends, the making of any distribution in connection with the dissolution and winding up of the Company, or in any merger or consolidation. Holders of voting common stock have voting rights at all meetings of shareholders, whereas holders of non-voting common stock have no voting rights.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $1,827,700 has been segregated in a special bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note 3 - Concentration Risk

At various times throughout 2012, the Company had cash balances in excess of federally insured limits. On November 9, 2010, the FDIC Board of Directors issued a final rule to implement Section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that provides temporary unlimited deposit insurance coverage for noninterest-bearing transaction accounts at all FDIC-insured depository institutions. The separate coverage for noninterest-bearing transaction accounts became effective on December 31, 2010 and terminated on December 31, 2012. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules. The term "noninterest-bearing transaction account" includes traditional checking accounts or demand deposit accounts on which the insured depository institution pays no interest.

Note 4 - Short-Term Investments

Short-term investments consist of money market funds which are highly liquid instruments readily convertible to known amounts of cash as well as certificates of deposit with maturities of less than one year. At December 31, 2012, money market funds and certificates of deposit were $11,081,581 and $9,256,481, respectively.

Note 5 - Investments

The cost and estimated fair values of investment securities at December 31, 2012 are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mutual Funds	$ 1,017,720	$ 47,407	$ --	$ 1,065,127
Total	$ 1,017,720	$ 47,407	$ --	$ 1,065,127

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. This methodology prioritizes the inputs to valuation techniques by giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy are described below:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Note 5 - Investments, continued

- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.
- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy. There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the year ended December 31, 2012.

Investments in Mutual Funds are traded on a national exchange and are stated at the last reported sales price on the day of valuation. The Company considers all such investments to be Level 1 investments.

At December 31, 2012, the Company did not hold any financial liabilities measured at fair value.

Note 6 - Furniture and Equipment

The following is a summary of furniture and equipment as of December 31, 2012:

	Estimated Useful Life	
Automobile	5 years	$ 38,628
Furniture, fixtures and lease hold improvements	7 years	1,340,024
Computer equipment	5 years	1,223,098
Computer software	5 years	1,870,286
		4,472,036
Less – accumulated depreciation		(2,669,334)
Total		$ 1,802,702

Note 7 - Customer Protection - Reserves and Custody Securities

The Company does not hold funds or securities for customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

Note 8 - Income Taxes

The Company has elected S corporation status under the Internal Revenue Code ("IRC") and is not subject to federal income taxes. Profits or losses of the Company are included in the federal income tax returns of its shareholders. The provisions for income tax and accrued income taxes payable included in the accompanying financial statements represent estimated state and local income taxes.

Note 8 - Income Taxes, continued

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions' Uniform net Capital Rule (Rule 15c3-1). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(a)(1)(ii), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000. At December 31, 2012, the Company had net capital as defined by Rule 15c3-1 of $12,593,323 which was $12,343,323 in excess of the required minimum net capital.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's Board of Directors. Periodic distributions approved by the Board of Directors are made to enable shareholders to pay federal income taxes on the Company's profits, among other purposes. Such distributions totaled $4,696,877 in 2012.

During January 2013, the Company made cash distributions of $507,425 to shareholders.

Note 10 - Commitments

The Company leases office and equipment under operating leases with expiration dates through March, 2016. Certain leases provide for renewal options.

Future minimum rentals at December 31, 2012 are as follows:

Year Ending December 31,	Amount
2013	$ 631,187
2014	624,906
2015	639,596
2016	181,485
2017	28,309
Total	$ 2,105,483

Note 11 - Employee Benefits

The Company adopted an employee savings plan (the "Plan") effective January 1, 1991, with employer participation in accordance with the provisions of Section 401(k) of the IRC. The vast majority of the Company's employees are eligible to become participants in the Plan after three months of service. The Plan allows participants to make pretax contributions up to 60% of their salary and commissions, not to exceed amounts allowable under the IRC, with the Company making discretionary matching contributions. All amounts contributed to the Plan are deposited in a trust fund which is administered by an independent financial institution.

Note 11 - Employee Benefits, continued

In 2004, the Company implemented a Deferred Compensation Plan (the "DCP") for eligible management employees to defer a portion of their compensation. The DCP is funded through employee contributions, employer contributions, and the Company's matching contributions up to a specific limit. Investments are made at the participants' discretion. All assets associated with the DCP are classified as investments with the related liability to deferred compensation.

At December 31, 2012, the Company had no obligation to provide other post-retirement benefits to current or former employees.

Note 12 - Financial Instruments with Off-Balance Sheet Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.